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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of March, 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                          Surey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is the quarterly report of Cenargo International Plc ("Cenargo" or the "Company") for the quarter ended December 31, 1998, consisting of a Management's Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Consolidated Financial Statements for the three month period ended December 31, 1998.













































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                    CENARGO INTERNATIONAL PLC
                        QUARTERLY REPORT
                        31 DECEMBER 1998










































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   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS


General

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services and deep sea dry cargo shipping, as well as the movement of surface and air freight and the management of freight logistics.

Results of Operations

Three months ended December 31, 1998 compared to three months ended December 31, 1997.

Operating Revenues

Operating revenues increased in the first quarter ended
December 31, 1998 (the "1999 quarter") by $3.4 million to
$26.4 million compared to $23 million in the first quarter ended December 31, 1997 (the "1998 quarter"). The increase comprises a $7.1 million decrease in charter hire revenues, a $9.4 million increase in ferry service revenues and a $1.1 million increase in logistics and other revenues. The increase in ferry service revenues was due to the inclusion of Belfast Freight Ferries ("BFF") results (acquired as part of the Scruttons Plc Group in the second quarter of 1998) and the inclusion of charter hire from the Dawn Merchant (RoPax vessel) employed under a short term time charter during the 1999 quarter. The decrease in charter hire revenue represents the loss of charter hire previously generated by nine of the Companies deep sea vessels disposed of in the first and second quarters of 1998 and the first quarter of 1999 and the inclusion of $1.1 million liquidated damages received from the shipyard for the late delivery of the Brave Merchant. The increase in logistics and other revenue was due to the inclusion of revenue from Duncan International ("Duncan") acquired in May 1998.

Operating Expenses

Vessels and other operating costs increased in the 1999 quarter by $4.5 million to $19.1 million compared to $14.6 million in the 1998 quarter. Primarily as a result of the inclusion of BFF and Duncan results in the 1999 quarter offset by decreased deep sea operating costs as a result of the nine vessels sold.

Depreciation for the 1999 quarter has decreased by $1.3 million to $1.8 million compared to $3.1 million in the 1998 quarter, which represents a reduction of depreciation on vessels sold off


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set by the inclusion of depreciation on BFF vessels in the 1999 quarter. Amortisation of dry docking and special survey costs for both 1999 and 1998 quarters was $0.3 million reflecting an increase due to the inclusion of BFF vessels off set by a decrease due to the vessels sold.

General administrative expenses for the 1999 quarter increased by $0.8 million to $3.4 million compared to $2.6 million in the 1998 quarter representing inclusion of BFF and Duncan costs in the 1999 quarter. Primarily as a result of these developments total operating expenses increased by $4.0 million to $24.4 million for the 1999 quarter compared to $20.4 million for the 1998 quarter.

Net operating income

As a result of the foregoing factors, net operating income decreased by $0.6 million to $2.0 million for the 1999 quarter compared to operating income of $2.6 million for the 1998 quarter.

Other income/expenses

Interest income increased by $1.2 million to $1.2 million for the 1999 quarter compared to $0 million for the 1998 quarter due to increased interest income from cash deposits from the proceeds of the disposal of vessels.

Interest expense increased by $2.2 million to $5.0 million for the 1999 quarter compared to $2.8 million for the 1998 quarter. The increase was due to the increased interest costs as a result of the issue of the Ship Mortgage Notes and the inclusion of interest on BFF vessel capital leases.

The gain on disposal of assets was $2 million in the 1999 quarter compared to $9.6 million in the 1998 quarter, the gain in the 1999 quarter represents the profit on sale of the Merchant Prince and the Moondance.

Net Income

As a result of the foregoing net income decreased by $6.1 million to $0.4 million for the 1999 quarter compared to $6.5 million for the 1998 quarter. EBITDA generated was $6.2 million for the 1999 quarter compared to $15.7 million for the 1998 quarter.

Liquidity and capital resources

Total shareholders equity at December 31, 1998 was $53.6 million compared to $63.3 million at December 31, 1997. The decrease of $9.7 million is represented by net loss of $10.0 million and a



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cumulative translation adjustment of $0.3 million on translation of sterling based subsidiary companies.

Long term debt at December 31, 1998 consists of $172.4 million of 9.75% First Priority Ship Mortgage Notes and $51.2 million currently drawn down from an $85 million facility to finance building contracts for two further RoPax vessel new buildings together with other secured debt and obligations under capital leases.

At December 31, 1998 the Company had cash and cash equivalents of $104.4 million compared with $12.5 million at December 31, 1997. Cash and cash equivalents increased by $91.9 million principally as a result of disposition of vessels and proceeds from the offering of the Ship Mortgage Notes. At December 31, 1998
$70.7 million is held in escrow and blocked deposit accounts. $15.7 million to fund the delivery instalment on the RoPax new building Brave Merchant, delivered on 26th January 1999,
$53.8 million to secure the Ship Mortgage Notes on the sale of mortgaged vessels and $1.2 million to secure other guarantees. Free cash balances total $33.7 million at December 31, 1998.

SEGMENT ANALYSIS

Irish Sea

The results of the first quarter have been adversely affected by bad weather and engine breakdowns to one of the Company's vessels and also to a vessel, which was chartered in to provide extra capacity during the pre Christmas period. The chartered in vessel was immediately off hired. The Company's own vessel was dry-docked. The Company has loss of hire insurance covering the period that the vessel will be out of service amounting to approximately US$8,000 per day after the first fifteen days.

The second of the new RoPax vessels, the Brave Merchant, was delivered from the yard on 26th January 1999. Penalties for late delivery amounting to approximately US$1.8 million were received from the yard on delivery which have offset the cost arising from the late start of the new service, which was originally scheduled for 1st January 1999. An additional sum of approximately
US$0.8 million has, as expected, been disputed by the yard on the grounds that this element of the delay in the delivery was due to "force majeure". The US$0.8 million has been paid into an escrow account and will now result in a High Court Action in London.
The cost of the legal action is covered by insurance. We do not believe that the yard has a sustainable "force majeure" claim.

The new Liverpool/Dublin service started on 15th February 1999.
There was a minor technical problem resulting in damage to one of the new vessels. As a result the vessel had to be taken out of


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service for 10 days to effect repairs.  This vessel has now returned to the service and volumes and the freight rates being achieved are in line with expectations.

Logistics

Results for the quarter are marginally less than expected due to set up costs attributable to the new warehousing leased in the Heathrow area. Otherwise the results from the Company's logistics businesses are in line with budget.

The completion of the purchase of Eaglescliffe continues to be delayed by the bureaucracy of the Ministry of Defence. We are hopeful that completion of the purchase will take place within the next three months.

Deep Sea

Deep sea markets generally remain depressed. New building prices continue to fall. There has been some improvement in the short-term charter rates recently but this is mainly attributable to short term grain movements. We see no improvement in the fundamentals and remain of the view that the markets will fall further.

Ferrimaroc

The results for the quarter are marginally below budget. Since the end of December 1998 we have seen a significant improvement in the volume of passengers, cars and freight being carried on the Ferrimaroc service and the shortfall against budget has been made-up by end February 1999. Our competitor, Limadet, has changed schedule in February and now sails later than Ferrimaroc thereby reducing their competitive effect.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in
Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes
and rates.   The following factors are among those that could
cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the Company's Mediterranean service.


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           Unaudited Consolidated Statements of Income

           Three Months Ended December 31, 1998, 1997
                     (Expressed in US $000)

                                          1998        1997
Operating revenues
Charterhire income                        2,945      10,335
Ferry service income                     19,123       9,769
Logistics and other income                4,452       3,300
Brokers' commission                        (133)       (396)
                                         ______      ______
                                         26,387      23,008
                                         ______     _______
Operating expenses
Vessel and other operating costs         19,145      14,644
Depreciation                              1,822       3,094
Amortisation of drydocking                  320         388
Goodwill amortisation                        23          23
General and administrative exps           3,399       2,588
Foreign exchange (gain) loss               (305)       (378)
                                         ______      ______
                                         24,404      20,359
                                         ______     _______

Operating income                          1,983       2,649

Other income (expense)
Interest income                           1,260          29
Interest expense                         (5,031)     (2,824)
Gain on disposal of assets                2,004       9,593
                                         ______     _______
                                         (1,767)      6,798
                                         ______     _______

Income before income taxes                  216       9,447
Income taxes                                195      (2,871)
Minority Interests                          (39)        (68)
                                         ______     _______

Net income                                  372       6,508
                                         ______     _______
Additional financial information
EBITDA (note 4)                           6,152      15,747
EBITDA to interest expense, net            1.6x        5.6x

        See accompanying notes to unaudited consolidated
                      financial statements





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              Unaudited Consolidated Balance Sheets
                  As of December 31, 1998, 1997
                      (Expressed in US$000)


                                            1998       1997
Assets
Current assets
Cash and cash equivalents                  33,763     12,549
Cash held in escrow and blocked deposits   70,669          -
Trade accounts receivable                  17,697     10,634
Other receivables                           3,678     15,721
Due from joint ventures                       455      4,182
Inventories                                 1,077      1,598
Prepaid expenses and accrued income         3,043        610
                                          _______     ______
                                          130,382     45,294

Land and buildings                         12,641      8,308
Vessels and equipment                      92,139    169,579
Vessels under construction                 85,665     52,153
Investment in joint ventures                    -        108
Loans to joint ventures                     4,039          -
Other investments                             584          -
Goodwill, net                               1,368        912
Deferred charges, net                       7,271      1,395
Pension fund debtor                         5,101          -
                                          _______    _______
Total assets                              339,190    277,749
                                          _______    _______
Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt        2,241     14,265
Capital lease obligations                   3,330          -
Trade accounts payable                     10,921      8,950
Accrued expenses                            3,914      3,002
Other creditors                             2,343      3,588
                                          _______    _______
                                           22,719     29,805
Long-term liabilities
Long-term debt                             58,028    154,235
Ship mortgage notes                       172,415          -
Capital lease obligations                  14,620          -
Other creditors                             1,913      2,856
Deferred taxation                          15,857     27,554
                                          _______    _______
Total liabilities                         285,552    214,450
                                          _______    _______





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Shareholders' equity
Share capital                                  21          -
Cumulative translation adjustment             313         (7)
Retained earnings                          53,304     63,306
                                          _______     ______
Total shareholders' equity                 53,638     63,299
                                          _______     ______
Total liabilities and shareholders'
 equity                                   339,190    277,749
                                          _______    _______

        See accompanying notes to unaudited consolidated
                      financial statements








































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         Unaudited Consolidated Statements of Cash Flows

           Three Months Ended December 31, 1998, 1997
                      (Expressed in US$000)

                                             1998       1997
Operating Activities
Net income (loss)                            372       6,508
Amortisation of drydocking and deferred
 charges                                     443         388
Amortisiation of ship mortgage notes
 discount                                     70           -
Depreciation                               1,822       3,094
(Gain) loss on disposition of fixed
 assets                                   (2,004)     (9,593)
Foreign exchange (gain) loss              (1,304)       (378)
Goodwill amortisation                         23          23
(Increase) decrease in pension debtor         35           -
(Increase) decrease in trade debtors        (450)     (2,024)
(Increase) decrease in other debtors       2,214     (12,218)
(Increase) decrease in stock                 727           -
(Increase) decrease in prepayments and
  accrued income                             859         270
Increase (decrease) in trade creditors      (234)        355
Increase (decrease) in other creditors    (9,485)        417
Increase (decrease) in accrued expenses   (8,135)       (755)
Increase (decrease) in deferred tax
 liability                                  (196)      2,871
                                          ______      ______
Net cash (used) in operating activities  (15,243)    (11,042)
                                          ______      ______
Investing activities
Additions to vessels and equipment             -        (197)
Additions to vessels under construction    8,550)    (10,079)
Additions to land and buildings                -           -
Purchase of subsidiary companies            (259)          -
Proceeds from sale of capital assets      66,550      20,638
                                         _______     _______
                                          57,741      10,362
                                         _______     _______
Financing activities
Proceeds from long-term debt               8,550       9,244
Repayment of long-term debt                    -      (4,296)
Due to joint ventures                      1,587        (493)
Repayments of capital leases              (1,074)        (39)
Proceeds from capital leases                   -           -
Deferred charges paid                        (68)       (259)
                                         _______     _______
                                           8,995       4,157
                                         _______      ______



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Net increase (decrease) in cash and
 cash equivalents                         51,493       3,477
Cash and cash equivalents at beginning
 of period                                52,939       9,072
                                         _______       _____
Cash and cash equivalents at end of
 period                                  104,432      12,549
                                         _______      ______

        See accompanying notes to unaudited consolidated
                      financial statements










































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      Notes to Unaudited Consolidated Financial Statements

                     December 31, 1998, 1997


1.  Interim accounting policy

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the three months ended December 31, 1998 and 1997. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the three months ended December 31, 1998 and 1997 are not necessarily indicative of what operating results may be for the full year.

2.  Changes in shareholder's equity

                                 Cumulative   Ordinary
                                 translation  share     Retained
                                 adjustment   capital   earnings
                                 ___________  ________  ________

   Balance at September 30, 1997    $ (47)      $ -     $56,798

   Net income (loss)                   40         -       6,580
                                   _______      ___     _______

   Balance at December 31, 1997     $  (7)      $ -     $63,306
                                   =======      ===     =======

   Balance at September 30, 1998   $  384       $21     $52,932

   Net income (loss)                  (71)        -         372
                                   _______      ___     _______

   Balance at December 31, 1998    $  313       $21     $53,304
                                   =======      ===     =======





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3.  Contingent liability

    The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the Company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

4.  EBITDA

    EBITDA is defined as net income before taxes, interest expense, interest income, depreciation, amortisation of dry docking and special survey costs, amortisation of goodwill and minority interest. EBITDA includes profits and losses on disposition of vessels which management believes to be a significant part of the Company's operating activities and thus included within the EBITDA calculation.






























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                 FLEET LIST AT DECEMBER 31, 1998

                                                                    Year
Vessel Name            Vessel Type   Capacity            Built      Flag


MERCHANT PRINCIPAL     Multipurpose  17,944 dwt
                       Container     504 TEU             1977       Hong Kong

MERCHANT PREMIER       Multipurpose  17,944 dwt
                       Container     504 TEU             1977       Hong Kong

MERCHANT BRAVERY    C  RoRo          40 cars             1978       Bahamas
                                     100 trailer units

MERCHANT BRILLIANT  C  RoRo          40 cars             1979       Bahamas
                                     100 trailer units

MERCHANT VENTURE    C  RoRo          55 trailer units    1979       British
                                                                    (Isle of
                                                                    Man)

RIVER LUNE             RoRo          49 cars             1983       Bahamas
                                     93 trailer units

SAGA MOON              RoRo          50 cars             1984       British
                                     72 trailer units               (Gibraltar
)

SPHEROID               RoRo          53 trailer units    1971       British
                                                                    (Isle of
                                                                    Man)

MISTRAL *              Passenger/Car 2,386 passengers    1981       Bahamas
                       Ferry         700 cars

SCIROCCO            C  Passenger/Car 1,315 passengers    1974       Bahamas
                       Ferry         296 cars
                                     30 trailer units

DAWN MERCHANT       C  RoPax         250 passengers      1998       British
                                     164 trailer units              (Isle of
                                                                    Man)

BRAVE MERCHANT      C  RoPax         250 passengers      expected   British
                                     164 trailer units   Nov 98     (Isle of
                                                                    Man)

HULL 289               RoPax         250 passengers      expected   Bahamas
                                     164 trailer units   2000



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HULL 290               RoPax         250 passengers      expected   Bahamas
                                     164 trailer units   2000


C   Collateral vessel securing 9-3/4% Ship Mortgage Notes.
*   Operated under an operating lease.















































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  March 25, 1999            By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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02442001.AQ1